ESCADA

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

SEC MAIL RECEIVED PROCESSING
APR 10 2006
WASH, D.C. 213 SECTION

Aschheim/Munich, April 3, 2006

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

SUPPL

Dear Sirs,

Please find enclosed the following paper filings:

⇒ Interim Report: The first three months of fiscal year 2005/2006

Yours faithfully,

ESCADA AG

Viona Brandt

Head of Investor Relations

http://investor-relations.escada.com

08012425

PROCESSED
APR 11 2006
THOMSON FINANCIAL

ESCADA GROUP

The first three months of fiscal year 2005/2006

Key figures ESCADA-Group (IAS/IFRS)

in million EUR	**Q1 2005/2006**	Q1 2004/2005	Change in %
Sales	166.7	160.1	+ 4.1
ESCADA brand	113.6	109.9	+ 3.4
PRIMERA Group	53.1	49.8	+ 6.6
Gross profit in %	68.3	64.8	+ 3.5 points
EBITDA	20.5	20.5	0.0
ESCADA brand	14.6	14.3	+ 2.1
PRIMERA Group	5.9	7.6	- 22.4
Profit before tax	11.1	11.3	- 1.8
Group earnings	6.2	5.9	+ 5.1
Capital expenditures	3.6	2.3	+ 56.5

	Jan. 31, 06	Oct. 31, 2005	Change
Net debt (in million EUR)	223.9	207.7	+ 16.2
Employees (headcount)	3,981	3,974	+ 7.0
Share price, XETRA (Euro)	26.4	21.2	+ 5.2

Earnings per share

	Q1 2005/2006	Q1 2004/2005
Group earnings in million EUR	6.2	5.9
Weighted number of issued no-par shares	16,464,244	16,463,369
Undiluted earnings per share in €	**0.38**	**0.36**
Weighted potential no-par shares from conversion of convertible bond and stock options	360,706	346,189
Total weighted and potential no-par shares	16,824,950	16,809,558
Fully diluted earnings per share in €	**0.37**	**0.35**

ESCADA Group in overview

ESCADA Group is a worldwide active company for women's luxury fashion with a global presence in over 60 countries. The company is structured into the brand ESCADA and the PRIMERA-Group.

The ESCADA brand includes the segments Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags, shoes and small leather goods) as well as Licenses (fragrances, eyewear, scarves, ties, Kid's fashion and jewelry). ESCADA stands for first-class fabrics, exclusiveness, highest workmanship and best fit as well as color and femininity.

The PRIMERA-Group includes the labels apriori, cavita and Laurèl and the retail-chain BiBA.

Highlights of the first three months 2005/2006

- Overall business performance according to plan
- Group sales rose by 4.1 %
- Improvement of gross profit margin
- EBITDA at 20.5 million EUR on a par with last year
- Slight increase in Group earnings after-tax
- Sales and EBITDA expected to grow also over the full fiscal year

Report on current situation of ESCADA Group

Sales development

For the first three months of fiscal year 2005/2006 (reporting date: October 31) sales for the ESCADA Group came to 166.7 million EUR, which was a 4.1% increase on the same period of last year (160.1 million EUR). This development of sales is according to plan. One has to keep in mind that in the usual seasonal course of the ESCADA business, the first three months of the fiscal year generally are a strong quarter. Furthermore, sales of last year's first quarter had benefited from shipments brought forward from the second quarter.

Both Group units contributed toward the growth in sales recorded over the first three months. The ESCADA business unit increased sales by 3.4% from 109.9 million EUR to 113.6 million EUR. The ESCADA brand grew particularly strong in the USA and Spain. First quarter revenues for the PRIMERA-Group rose by 6.6% from 49.8 million EUR to 53.1 million EUR, with the ongoing expansion of the retail chain BiBA proving to be the main growth driver.

The item "Others" does not list any sales for the period between November 2005 to January 2006, following sales of 0.4 million EUR in last year's quarter for B.E.M. Enterprise Ltd..

Regional sales show that Europe (+4.9%) and North America (+8.4%) achieved good growth rates, while revenues in Asia (-4.7%) were below last year's figure. The growth in North America, however, is due to effect of foreign-exchange rates. Assuming constant exchange rates, sales for the first quarter would have fallen by 3.2%.

Sales development by regions and business units

in million EUR

	3 months 2005/2006	3 months 2004/2005	Change in %	**3 months 2005/2006 currency adjusted**	Change in %
Europe	104.8	99.9	4.9%	104.8	4.9%
North America	37.5	34.6	8.4%	33.5	-3.2%
Asia	24.4	25.6	-4.7%	23.4	-8.6%
Total Group	**166.7**	160.1	4.1%	**161.7**	1.0%
Total ESCADA	113.6	109.9	3.4%	108.6	-1.2%
PRIMERA Group	53.1	49.8	6.6%	53.1	6.6%
Others	0.0	0.4	-100.0%	0.0	-100.0%
Total Group	**166.7**	160.1	4.1%	**161.7**	1.0%

Earnings performance

From November 2005 to January 2006 the Group's gross profit margin came to 68.3%, which was an increase by 3.5 percentage points on last year's quarter. This increase was the result of efficiency gains in the Group's supply- and logistics chain, better full-price sell-through and the effects of foreign exchange rates.

Operating costs (aggregate of personnel expenses and other operating expenses) were up by 5.4% to 96.0 million EUR (vs. 91.1 million EUR first quarter 2004/2005). This was essentially due to the expansion of BiBA retail chain, higher marketing expenses for the ESCADA brand as well as exchange rate differences.

Other operating income was down from 7.8 million EUR to 2.6 million EUR. Last year ESCADA had still benefited from comparatively favorable hedging agreements that had increased profits from foreign exchange transaction listed in this item. In keeping with the implemented foreign-exchange hedging policy, the effect of foreign-exchange rates on EBITDA remained more or less neutral during the quarter under review. The rise of the US-Dollar against the EURO affected

sales and consequently also gross margin positively. This was offset by the negative effects recorded in the other operating income.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter equaled last year's figure of 20.5 million EUR.

At 4.7 million EUR, **depreciation and amortization** were below the level of last year (5.2 million EUR, -9.6%).

As a consequence, **earnings before interest and taxes (EBIT)** rose from 15.3 million EUR to 15.8 million EUR.

At -4.7 million EUR, the **net financial expenses** were up on last year's figure of -4.0 million EUR. This is due to the new seven year bond issued in March 2005 (200 million EUR) that carries a higher coupon than the old bond which was redeemed together with the previous bank debts in August 2004. In addition, the costs of issuance, spread over the bond's maturity, also contributed to the higher net financial expenses.

Earnings before taxes came to 11.1 million EUR (first quarter 2004/2005: 11.3 million EUR).

As the tax burden decreased on last year's first quarter, **Group earnings after taxes and minority interests** were up by 5.1% from 5.9 million EUR to 6.2 million EUR.

Asset position

As of January 31, 2006 ESCADA Group's **total assets** amounted to 454.1 million EUR, some 20.7 million EUR above the figure as of last year's reporting date (433.4 million EUR). This rise is primarily the result of the expanded volume of business and generally corresponds with the regular seasonal development of the business.

Compared with reporting date October 31, 2005, the decrease of deferred taxes (-4.8 million EUR) led to a reduction of the **long-term assets** on the balance sheet's asset, while the **short-term assets** increased due to the expansion of the

working capital. **Inventories** rose by 13.3 million EUR from 125.5 million EUR to 138.8 million EUR. PRIMERA-Group contributed with 7.5 million EUR to this increase with ESCADA adding 5.8 million EUR. **Trade accounts receivable** increased by 7.6 million EUR to 64.3 million EUR (compared with 56.7 million EUR per October 31, 2005).

On the equity and liabilities side of the balance sheet, the **balance sheet equity** (not including minority interests) was up from 99.5 million EUR to 106.5 million EUR as a result of the positive quarterly earnings. This means an **equity ratio** of 23.5 % (October 31, 2005: 23.0 %). Allowing for the convertible bond 2003/2013 with the fixed conversion rate, the economic equity ratio came to 24.0 % (October 31, 2005: 23.5 %).

Long-term liabilities of 222.0 million EUR included the bond issued in 2005 with a nominal volume of 200 million EUR. Compared with the reporting date, October 31, 2005, (223.1 million EUR) they remained nearly unchanged.

To finance increased liquid assets, **short-term liabilities** saw a rise in **financial liabilities** by 24.0 million EUR from 13.7 million EUR to 37.7 million EUR. ESCADA Group's **net debt** (calculated as interest-bearing liabilities minus cash and the outstanding non-interest bearing convertible bonds) was up to 223.9 million EUR (October 31, 2005: 207.7 million EUR) at the end of the first quarter due to the increased financing of working capital.

Cash-flow

For the first three months of fiscal year 2005/2006, the ESCADA Group generated a positive cash-flow (before changes in working capital) of 15.7 million EUR, compared with 14.2 million EUR for the last year's first quarter. The primarily seasonal increase of working capital lead to a **cash outflow of funds from operating activities** of 14.6 million EUR (first quarter 2004/2005: cash outflow of 13.6 million EUR).

Capital expenditure activities resulted in an outflow of funds of 2.6 million EUR, which was equal to the figure of last year's quarter. As working capital was financed through borrowings from existing credit lines the **cash flow from capital expenditure activities** was positive at 23.7 million EUR (first quarter 2004/2005: 12.6 million EUR). Allowing for the changes in foreign-exchange

rates, **cash and cash equivalents** as of January 31, 2006 were 7.2 million EUR up on the figure per last fiscal year's reporting date (October 31, 2005).

ESCADA segment report

				in million EUR
	Sales		**EBITDA**	
	3 months 2005/2006	3 months 2004/2005	**3 months 2005/2006**	3 months 2004/2005
ESCADA Collection	77.6	75.2	11.7	9.1
ESCADA Sport	23.7	21.2	2.0	3.8
ESCADA Accessories and Licenses	7.6	8.9	0.1	0.5
Others	4.7	4.6	0.5	0.5
Non-attributable depreciations and amortizations	-----	-----	0.3	0.4
Total ESCADA	**113.6**	109.9	**14.6**	14.3

The ESCADA business unit saw sales for the first quarter up by 3.4 % to 113.6 million EUR. Increasing their revenues were ESCADA Sport and the main line, ESCADA, here above all through the effect of foreign-exchange rates, while the ESCADA Accessories and Licenses segment registered reduced sales on last year's figure. As already reported in December 2005, the Accessories business is presently undergoing a comprehensive re-positioning.

EBITDA for the ESCADA business unit was marginally up from last year's 14.3 million EUR to 14.6 million EUR, which was the result of the higher earnings at ESCADA Collection. Increased costs led to a reduction of EBITDA for ESCADA Sport. The earnings for ESDADA Accessories and Licenses also were below last year's level.

PRIMERA segment report

PRIMERA-Group / Others – sales and EBITDA

				in million EUR
	Sales		**EBITDA**	
	3 months 2005/2006	3 months 2004/2005	**3 months 2005/2006**	3 months 2004/2005
PRIMERA	53.1	49.8	5.9	7.6
Others	0.0	0.4	0.0	-1.4
Total PRIMERA-Group and Others	**53.1**	50.2	**5.9**	6.2

The PRIMERA business unit shows quarterly sales of 53.1 million EUR, an increase of 6.6%, which was mainly attributable to the ongoing expansion of BiBA.

At 5.9 million EUR, EBITDA was below last year's figure of 7.6 million EUR which was positively influenced by one-time effects. The quarter under review furthermore was affected by full year effects from over-proportional cost increases in the own retail.

Capital expenditures

Capital expenditures of 3.6 million EUR were made in fixed assets during the first three months of fiscal year 2005/2006, compared with 2.3 million EUR for the same period of last year. Of these, some 2.8 million EUR went toward the ESCADA business unit (first quarter 2004/2005: 1.3 million EUR) and 0.8 million EUR toward PRIMERA Group EUR (first quarter 2004/2005: 1.0 million EUR). ESCADA plans a comprehensive refurbishment program to last into the coming fiscal year and to extend over the worldwide network of ESCADA shops. Capital expenditure of 13 to 15 million EUR is planned for this program in the current fiscal year.

Employees

As of January 31, the ESCADA Group employed a total of 3,981 members of staff. While the headcount remained nearly unchanged (+7) on the reporting date as of October 31, 2005, a full year comparison registered an increase of 136 personnel on the same reporting date per last year. Personnel increased above

all in Germany (+94 employees) and in Sales (+119 employees), which was mainly due to the expansion of BiBA in the PRIMERA business unit.
A total of 2,083 members of staff were employed in Germany (52% of total workforce), compared with 1,989 employees the year before. Outside Germany the headcount was up from 1,856 to 1,898 compared with the same reporting date of the previous year.

Significant events subsequent to the reporting period

Following publication of the certified Annual Financial Statement 2004/2005 on March 3, 2006, stock options from the 1999 Stock Option Program can be exercised for the first time. A total of 332,500 stock options were exercise by March 31, 2006. The purchasing price for the new shares was 3.6 million EUR, which ESCADA AG derived as capital increase. Additional stock options can be exercised at the earliest following publication of the second quarter figures on June 29, 2006. This, however, will be subject to the further performance of the stock price and the Group-ROIC.

On March 20, 2006 the rating agency Moody's announced that they had raised the capital market rating for ESCADA AG from B2/positive to B1/stable. The decision was justified, above all, with the improved profitability and cash-flow development over the last fiscal year.

Forecast for the full fiscal year and outlook

The Board of Management is of the opinion that the first quarter has laid a solid foundation for the further business performance of the current fiscal year 2005/2006. The positive operative trend evident in the ESCADA Group is reflected in the actual order intake for the Fall/Winter collection 2006. According to preliminary calculations, this pre-order is 2.8% above last year's level for the ESCADA business unit and 5.0% above last year's level for the PRIMERA business unit.

Given this background, the Board of Management is optimistic that Group sales and EBITDA will continue to grow in fiscal year 2005/2006, despite the difficult market environment for women's luxury fashion. The estimate is that the growth rate for Group sales will be somewhere in the mid-single-digit percentage range.

Aschheim/Munich, in March 2006

ESCADA AG
The Board of Management

Interim Financial Statement of ESCADA Group as of January 31, 2006

Accounting and reporting principles

The consolidated interim financial statement of ESCADA AG as of January 31, 2006, as well as the consolidated interim financial statement as of January 31, 2005 and consolidated annual financial statement as of October 31, 2005, were prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. Applied were in particular the provisions of IAS 34 regarding interim reporting statements.

The reporting, valuation and consolidation methods applied are the same as were also used in the consolidated interim financial statements as of January 31, 2005 and the consolidated annual financial statement as of October 31, 2005. In compliance with IAS 1.91, we refer to the Notes to the consolidated annual financial statement as of October 31, 2005, where the principles applied are explained in all due detail.

The interim annual financial statement presented were not reviewed by our independent auditors.

Consolidated companies

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 39 fully consolidated companies.

ESCADA GROUP CONSOLIDATED BALANCE SHEET

AS OF JANUARY 31, 2006

in million euros

ASSETS	Group 1/31/2006	ESCADA 1/31/2006	PRIMERA 1/31/2006	Other 1/31/2006	Group 10/31/2005	ESCADA 10/31/2005	PRIMERA 10/31/2005	Other 10/31/2005
Noncurrent assets								
Intangible assets	43.0	31.3	11.7	0.0	42.9	31.8	11.1	0.0
Property, plant and equipment	71.8	47.5	24.3	0.0	73.5	48.8	24.7	0.0
Financial assets	9.9	9.7	0.2	0.0	10.9	10.7	0.2	0.0
Deferred tax credits	75.7	69.0	6.7	0.0	80.5	72.6	7.9	0.0
Total noncurrent assets	**200.4**	**157.5**	**42.9**	**0.0**	207.8	163.9	43.9	0.0
Current assets								
Inventories	138.8	115.2	23.6	0.0	125.5	109.4	16.1	0.0
Trade accounts receivable	64.3	47.6	16.7	0.0	56.7	42.9	13.8	0.0
Other current assets	28.4	19.0	3.8	5.6	28.5	20.3	2.6	5.6
Tax credits	2.8	2.8	0.0	0.0	2.7	2.6	0.1	0.0
Cash and cash equivalents	19.4	15.1	4.3	0.0	12.2	9.8	1.5	0.9
Total current assets	**253.7**	**199.7**	**48.4**	**5.6**	225.6	185.0	34.1	6.5
Total assets	**454.1**				433.4			

LIABILITIES AND SHAREHOLDERS' EQUITY	Group 1/31/2006	ESCADA 1/31/2006	PRIMERA 1/31/2006	Other 1/31/2006	Group 10/31/2005	ESCADA 10/31/2005	PRIMERA 10/31/2005	Other 10/31/2005
Shareholders' equity								
Shareholders' equity	106.5				99.5			
Minority interests	-0.5				-0.5			
Total shareholders' equity	**106.0**				99.0			
Noncurrent liabilities								
Bonds	194.7	194.7	0.0	0.0	194.4	194.4	0.0	0.0
Long-term financial liabilities	4.6	4.6	0.0	0.0	5.2	5.2	0.0	0.0
Other long-term liabilities	8.3	0.8	7.5	0.0	9.0	1.1	7.9	0.0
Long-term provisions and accrued liabilities	7.9	7.8	0.1	0.0	7.3	6.9	0.4	0.0
Deferred tax liabilities	6.5	3.9	2.6	0.0	7.2	4.6	2.6	0.0
Total noncurrent liabilities	**222.0**	**211.8**	**10.2**	**0.0**	223.1	212.2	10.9	0.0
Current liabilities								
Short-term financial liabilities	37.7	16.9	20.8	0.0	13.7	4.6	9.1	0.0
Other short-term liabilities	20.3	14.6	5.7	0.0	19.4	14.2	5.2	0.0
Short-term provisions and accrued liabilities	29.6	21.4	8.2	0.0	36.9	26.7	10.2	0.0
Trade accounts payables	35.5	26.7	8.8	0.0	39.2	32.6	6.5	0.1
Tax liabilities	3.0	3.0	0.0	0.0	2.1	2.1	0.0	0.0
Total current liabilities	**126.1**	**82.6**	**43.5**	**0.0**	111.3	80.2	31.0	0.1
Total liabilities and shareholders' equity	**454.1**				433.4			

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2005 - JANUARY 31, 2006

in million euros

	Group	ESCADA	PRIMERA	Others	Group	ESCADA	PRIMERA	Others
	3 Months 2005/2006	**3 Months 2005/2006**	**3 Months 2005/2006**	**3 Months 2005/2006**	3 Months 2004/2005	3 Months 2004/2005	3 Months 2004/2005	3 Months 2004/2005
Sales	**166.7**	**113.6**	**53.1**	**0.0**	160.1	109.9	49.8	0.4
Changes in finished goods and work in progress	12.0	4.3	7.7	0.0	5.8	-1.3	8.8	-1.7
Cost of materials	64.8	34.9	29.9	0.0	62.1	33.5	28.6	0.0
Gross profit	**113.9**	**83.0**	**30.9**	**0.0**	103.8	75.1	30.0	-1.3
Personnel expenses	37.5	24.8	12.7	0.0	35.1	23.7	11.4	0.0
Other operating expenses	58.5	45.4	13.1	0.0	56.0	44.2	11.7	0.1
Other operating income	2.6	1.8	0.8	0.0	7.8	7.1	0.7	0.0
EBITDA	**20.5**	**14.6**	**5.9**	**0.0**	20.5	14.3	7.6	-1.4
Depreciation and amortization	4.7	3.6	1.1	0.0	5.2	4.0	1.2	0.0
EBIT	**15.8**	**11.0**	**4.8**	**0.0**	15.3	10.3	6.4	-1.4
Net financial expense	-4.7	-4.3	-0.4	0.0	-4.0	-3.4	-0.6	0.0
Profit/loss before taxes	**11.1**	**6.7**	**4.4**	**0.0**	11.3	6.9	5.8	-1.4
Taxes on income	4.9	3.0	1.9	0.0	5.3	3.1	2.2	0.0
Profit/loss after taxes	**6.2**	**3.7**	**2.5**	**0.0**	6.0	3.8	3.6	-1.4
Minority interests	0.0	0.0	0.0	0.0	0.1	0.0	0.1	0.0
Consolidated profit/loss	**6.2**	**3.7**	**2.5**	**0.0**	5.9	3.8	3.5	-1.4

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

in million euros

	Issued capital	Additional paid-in capital	Legal reserves	Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Minority interests	Total
Balance on October 31, 2004	**84.3**	**14.0**	**0.8**	**8.1**	**-5.8**	**-13.9**	**0.7**	**0.6**	**88.8**
Profit 11/1/2004 - 1/31/2005					5.9			0.1	6.0
Foreign currency translation differences						-1.2			-1.2
Other capital							-0.4		-0.4
Balance on January 31, 2005	**84.3**	**14.0**	**0.8**	**8.1**	**0.1**	**-15.1**	**0.3**	**0.7**	**93.2**
Balance on October 31, 2005	**84.3**	**14.1**	**0.8**	**9.4**	**6.5**	**-14.1**	**-1.5**	**-0.5**	**99.0**
Profit 11/1/2005 - 1/31/2006					6.2			0.0	6.2
Foreign currency translation differences						0.6			0.6
Other capital							0.2		0.2
Balance on January 31, 2006	**84.3**	**14.1**	**0.8**	**9.4**	**12.7**	**-13.5**	**-1.3**	**-0.5**	**106.0**

ESCADA GROUP CASH FLOW STAEMENT

in million euros

	3 Months 2005/2006	3 Months 2004/2005
Consolidated net profit/loss before minority interests	6.2	6.0
Depreciation and amortization of noncurrent assets	4.7	5.2
Increase in long-term provisions (+)	0.6	0.3
Other noncash expenses (+)	4.2	2.7
Total cash flow	**15.7**	14.2
Decrease (-) in short-term provisions	-7.3	-16.5
Loss (+) / gain (-) on disposal of noncurrent assets	0.0	-0.1
Increase (-) in inventories, trade accounts receivable and other assets	-20.4	-11.9
Decrease (-) / increase (+) in trade accounts payable and other liabilities	-2.6	0.7
Cash used in operating activities	**-14.6**	-13.6
Capital expenditures for noncurrent assets (-)	-3.6	-2.3
Other payments received (+) / payments (-) for financial investments	1.0	-0.3
Cash used in investing activities	**-2.6**	-2.6
Proceeds from (+) borrowings	23.7	12.6
Cash provided by financing activities	**23.7**	12.6
Changes in cash and equivalents affecting payments	6.5	-3.6
Effect of exchange rate changes on cash and equivalents	0.7	-0.1
Cash and cash equivalents at beginning of period	12.2	25.6
Cash and cash equivalents at end of period	**19.4**	21.9

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million euros

	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005			3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005
	ESCADA Collection		ESCADA Sport		Accessories/Licenses		Additional Segments				Adjustments		ESCADA		PRIMERA		Others		Group	
Total sales	110.6	100.4	32.6	28.6	11.9	13.2	11.1	11.3					166.2	153.5	60.4	59.6	0.0	0.4	226.6	213.5
Inter-segment sales	33.0	25.2	8.9	7.4	4.3	4.3	6.4	6.7					52.6	43.6	7.3	9.8	0.0	0.0	59.9	53.4
External sales	**77.6**	75.2	**23.7**	21.2	**7.6**	8.9	**4.7**	4.6					**113.6**	109.9	**53.1**	49.8	**0.0**	0.4	**166.7**	160.1
EBITDA	11.7	9.1	2.0	3.8	0.1	0.5	0.5	0.5			0.3	0.4	14.6	14.3	5.9	7.6	0.0	-1.4	20.5	20.5
Depreciation and amortization	2.0	2.2	0.7	0.7	0.4	0.4	0.2	0.3			0.3	0.4	3.6	4.0	1.1	1.2	0.0	0.0	4.7	5.2
EBIT	9.7	6.9	1.3	3.1	-0.3	0.1	0.3	0.2					11.0	10.3	4.8	6.4	0.0	-1.4	15.8	15.3
Capital expenditures	1.7	0.7	0.7	0.3	0.2	0.2	0.2	0.1					2.8	1.3	0.8	1.0	0.0	0.0	3.6	2.3
Noncash expenditures	0.2	0.0	0.1	0.0	0.0	0.0	0.0	0.0					0.3	0.0	0.0	0.0	0.0	0.0	0.3	0.0
	1/31/2006	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005			**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005
Assets	158.0	154.5	57.9	55.3	21.1	20.6	26.3	25.3			93.8	93.2	357.2	348.9	91.3	78.0	5.6	6.5	454.1	433.4
Liabilities	50.5	56.7	14.1	16.0	5.9	6.7	3.7	4.2			220.1	208.8	294.4	292.4	53.7	41.9	0.0	0.1	348.1	334.4

KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million euros

	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005	3 Months 2005/2006	3 Months 2004/2005
	Germany		Rest of Europe		North America		Asia		Others		Adjustments		ESCADA		PRIMERA		Others		Group	
External sales	13.6	13.3	29.7	31.3	36.8	33.4	22.0	23.4	11.5	8.5			113.6	109.9	53.1	49.8	0.0	0.4	166.7	160.1
Capital expenditures	1.9	0.2	0.6	0.7	0.2	0.1	0.1	0.3					2.8	1.3	0.8	1.0	0.0	0.0	3.6	2.3
	1/31/2006	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005	**1/31/2006**	10/31/2005
Assets	99.7	99.2	69.2	67.0	47.8	44.6	46.7	44.9			93.8	93.2	357.2	348.9	91.3	78.0	5.6	6.5	454.1	433.4

Share ownership and subscription rights of members of the governing boards

Share ownership of members of the governing boards (common stocks) as of January 31, 2006:

Management Board:

Wolfgang Ley	
(held by Ley Beteiligungsverwaltungs GmbH)	1,713,170
Beate Rapp	16,000

Supervisory Board:

Peter Zühlsdorff	
(held by Deutsche Industrie-Holding GmbH)	100,000
Peter Darrow, Federico Minoli and Richard Waryn	
(held by HMD Investment Partners LP)	4,500,000
Dr. Clemens Haindl	38,700

As of January 31, 2006, no portions in ESCADA's convertible bond (DE0005568174) or the ESCADA bond (XS0215685115) were held by the members of the Board of Management and the Supervisory Board.

As of January 31, 2006, present and former members of the Board of Management held 160,000 (previous year: 200,000), the members of the management of Group companies held 105,000 (previous year: 120,000) and other management staff held 239,000 (previous year: 243,000) stock options.

Financial calendar

March 3, 2006	Financial Press Conference and Analyst Conference 2004/05
March 3, 2006	Preliminary Key Figures First Quarter 2005/06
March 21, 2006	Roadshow Madrid
March 23 & 24, 2006	Roadshow London
March 29, 2006	Roadshow Frankfurt
April 11, 2006	Annual Shareholders' Meeting, Munich
April 26, 2006	Roadshow Edinburgh
April 27, 2006	Roadshow London
May 11, 2006	German High Yield and Crossover Conference, London
May 24, 2006	Roadshow Milan
June 15, 2006	European High Yield Conference, London
June 29, 2006	Interim Report, First Half Year 2005/06
September 28, 2006	Interim Report, Nine Months 2005/06
December 20, 2006	Preliminary Key Figures Fiscal Year 2005/06

For further information

Investor Relations
Viona Brandt
ESCADA AG
Tel : ++49 – 89 – 99 44 13 36
Fax: ++49 – 89 – 99 44 15 00
Mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Financial and Business press
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Tel : ++49 – 54 04 – 91 92 0
Fax: ++49 – 54 04 – 91 92 29
Mail: info@elsner-kommunikation.de

Contact for private shareholders
Mail: escada@aktionaersinfo.de

This quarterly report is also available in German.